82-34762

Antena 3

Director of the Legal Department

RECEIVED
2004 MAY 21 A 11:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE: MAY 21th, 2004

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

04030344

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

SUPPL

RE: OTHER COMMUNICATIONS

Number of pages including this one: 2

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the communication regarding AGEDI's Procedure that has been filed before the Spanish National Securities Market Commission (*Comisión Nacional del Mercado de Valores* or "CNMV").

Truly yours,

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

AGEDI'S PROCEDURE (20.05.04)

The First Instance Court no. 7 of Alcobendas has passed a sentence in the proceedings 82/2003, described in page IV-39 of the Prospectus verified by and registered with the Official Registry of the Comisión Nacional del Mercado de Valores on 17th October 2003, sentencing A3TV to pay € 18,552,177 for the use of phonograms during the period 1990-2003.

The accounting impact of the sentence was included in the annual accounts approved by the Shareholders' Ordinary General Meeting held last 12th May.

The sentence will be appealed before the Provincial Audience of Madrid.

A3TV has filed a complaint against AGEDI, for the same facts that are the subject matter of these proceedings, before the Restrictive Practices Court for unfair competition and discriminatory practices on the part of AGEDI.